UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

MICROFLUIDICS INTERNATIONAL CORPORATION
(Name of Subject Company (Issuer))

NANO MERGER SUB, INC.
IDEX CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	595074105
(Titles of classes of securities)	(CUSIP number of class of securities)
IDEX CORPORATION
1925 West Field Court, Suite 200, Lake Forest, Illinois 60045
(847) 498-7070
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Mark D. Gerstein, Esq.
Latham & Watkins LLP
233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606
Tel: (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,075,973.45	$1,634.22

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 10,426,647 shares of common stock, par value $0.01 per share, of Microfluidics at a purchase price of $1.35 per share. Such number of shares consists of 10,426,647 shares of common stock issued and outstanding as of January 10, 2011.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, equals $116.10 per million of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,634.22	Filing Party: IDEX Corporation, Nano Merger Sub, Inc.
Form or Registration No. Schedule TO	Date Filed: January 25, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 25, 2011 (which, together with this Amendment, Amendment No. 1, filed January 28, 2011, and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Nano Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of IDEX Corporation, a Delaware corporation (“IDEX”), relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Microfluidics International Corporation, a Delaware corporation (“Microfluidics”), at a purchase price of $1.35 per share, net to the seller in cash, without interest but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
Amendments to the Offer to Purchase
The Offer to Purchase and Items 1 through 11 of this Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
(1) Section 1 (“Terms of the Offer”) of the Offer to Purchase is hereby amended by deleting the second full paragraph on page 12 of the Offer to Purchase and replacing it with the following:
          “Any extension, amendment or termination of the Offer will be followed promptly by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release via Business Wire.”
(2) Section 11 (“Background of the Offer; Past Contacts, Negotiations and Transactions”) of the Offer to Purchase is hereby amended by:
(a) deleting the third paragraph of the section on page 26 of the Offer to Purchase and replacing it with the following:
          “In mid-October of 2009, a representative of IDEX contacted Michael C. Ferrara, President and Chief Executive Officer of Microfluidics, to discuss a potential relationship between IDEX and Microfluidics. Mr. Ferrara requested that the management team of IDEX meet with the management team of Microfluidics to discuss a potential relationship. This meeting did not occur until December 1, 2009.”
(b) deleting the first paragraph on page 27 of the Offer to Purchase and replacing it with the following:
          “On May 7, 2010, after being notified of the strategic sell-side auction process being commenced by AGC at the direction of Microfluidics’ board of directors, Abraxis sent Microfluidics a letter restating its rights under the Company Debenture (as defined in Section 13 — “Merger Agreement; Other Agreements”) and its desire to be involved as a participant in discussions between Microfluidics and any potential third party acquirer. In response to the May 7, 2010 letter from Abraxis, Microfluidics’ management agreed to keep Abraxis informed about the strategic process. Abraxis did not elaborate on its stated desire to be involved in strategic discussions and was involved in discussions with IDEX only in connection with the Strategic Collaboration Agreement and the Agreement Concerning Debenture.”
(c) deleting the first full paragraph on page 29 of the Offer to Purchase and replacing it with the following:
          “Also on August 18, 2010, Latham delivered an initial draft of the Agreement Concerning Debenture and a draft form of the Support Agreement (as defined in Section 13 — “The Merger

Agreement; Other Agreements”) to Mintz Levin for review and comment, to be signed by all members of Microfluidics’ board of directors and all of Microfluidics’ executive officers, as well as Irwin Gruverman and Joseph Daly, two of Microfluidics’ largest stockholders. During the period between August 18, 2010 through the signing of the Merger Agreement, IDEX, Microfluidics, AGC, Latham and Mintz Levin conducted negotiations regarding the terms of the Support Agreement, particularly the length and extent of the commitments required thereby, and the number and identity of stockholders who would be party to such agreements. As part of these negotiations, IDEX agreed not to require a Support Agreement from Mr. Daly. The draft of the Agreement Concerning Debenture delivered by Latham provided that IDEX would purchase the Company Debenture from Abraxis for an amount equal to the price per share to be paid in the potential transaction multiplied by the number of shares of common stock into which the Company Debenture was then convertible in accordance with its terms.”
(c) deleting the first nine paragraphs on page 30 of the Offer to Purchase and replacing them with the following:
          “On November 10, 2010, representatives of Celgene indicated to AGC that, as a condition to Celgene’s agreement to the sale of the Company Debenture to IDEX pursuant to the Agreement Concerning Debenture, it would require that certain changes be made to the existing Strategic Collaboration Agreement, dated November 14, 2008 (the “Strategic Collaboration Agreement”), by and between Microfluidics and Abraxis, consisting of an extension of the term of the Strategic Collaboration Agreement from November 14, 2011 (the expiration occurring if Abraxis no longer owned any shares of Microfluidics’ common stock on such date) to a term of twenty years from the time the Purchaser accepts for payment the Shares tendered in the Offer, and a commitment from Microfluidics to continue to develop the intellectual property covered by the Strategic Collaboration Agreement. A representative of AGC communicated these proposed changes to IDEX and to Microfluidics. IDEX had previously indicated to Microfluidics that IDEX was not willing to acquire Microfluidics unless it could also acquire the Company Debenture and terminate the Company Warrant. As described above, Celgene had previously stated to Microfluidics that the Company Debenture and Company Warrant represented a blocking position for any acquisition of Microfluidics and indicated that it would enter into an agreement regarding the sale of the Company Debenture and the cancellation of the Company Warrant only if an acceptable extension of the Strategic Collaboration Agreement was negotiated.
          On November 11, 2010, AGC proposed further revisions to the Strategic Collaboration Agreement to Celgene, including a narrower field of exclusivity which would have excluded Microfluidics’ MRT technology from the category of equipment that Microfluidics was required to sell exclusively to Celgene under the agreement within the field of use covered by the agreement (the “Field”), a term of three years from the time the Purchaser accepts for payment the Shares tendered in the Offer, and the elimination of any obligation on the part of Microfluidics to engage in collaborative development with Celgene.
          On November 17, 2010, representatives from AGC, Microfluidics and Celgene discussed the changes that each party had proposed to the Strategic Collaboration Agreement, including each party’s positions as to the extension of the expiration date of such agreement and a potential reduction in the purchase price for the Company Debenture in exchange for such extension.
          On November 22, 2010, AGC proposed revisions to the Strategic Collaboration Agreement to IDEX, including a narrower field of exclusivity which would exclude Microfluidics’ MRT technology from the category of equipment that Microfluidics was required to sell exclusively to Celgene for use in the Field, a term of ten years from the time the Purchaser accepts for payment the Shares tendered in the Offer, and the elimination of any obligation on the part of Microfluidics to engage in collaborative development with Celgene.
          On November 23, 2010, AGC and Latham, along with IDEX’s intellectual property counsel, discussed the proposed changes to the scope and duration of the Strategic Collaboration Agreement.
          On November 24, 2010, representatives of IDEX contacted a representative of AGC and informed him that the price per share that IDEX was willing to pay to the stockholders of Microfluidics in the potential transaction was now $1.35 per share, primarily in light of (i) lower than anticipated revenues reported by Microfluidics for its quarter ended September 30, 2010, which had been announced on November 15, 2010, (ii) the delays that the parties had encountered in completing the potential transaction, and (iii) the incurrence by IDEX and Microfluidics of significantly higher transaction expenses than initially expected as a result of such delays. The representatives of IDEX also noted the long-term potential restrictions on Microfluidics’ ability to take advantage of future business opportunities resulting from the desire of Celgene to include Microfluidics’ MRT technology in the category of equipment that Microfluidics was required to sell exclusively to Celgene for use in the Field pursuant to the proposed revisions to the Strategic Collaboration Agreement being a significant concern that could lead to further reductions in the price per share to be paid in the potential transaction.
          On November 30, 2010, Latham, on behalf of IDEX, provided revised drafts of the Agreement Concerning Debenture and the Strategic Collaboration Agreement to Celgene for its review and comment. The revised drafts reflected a field of exclusivity that excluded Microfluidics’ MRT technology from the category of equipment that Microfluidics was required to sell exclusively to Celgene for use in the Field, a term of ten years from the time the Purchaser accepts for payment the Shares tendered in the Offer, the elimination of any obligation on the part of Microfluidics to engage in collaborative development with Celgene, and up to $1 million in potential payments by Celgene to Microfluidics to compensate Microfluidics for future profits that could be lost as a result of the operation of the exclusivity provisions in the Strategic Collaboration Agreement.
          Beginning on December 7, 2010 through December 13, 2010, AGC and Microfluidics engaged in further discussions with Celgene regarding the Strategic Collaboration Agreement and its potential impact on the proposed transaction.
          On December 13, 2010, Celgene circulated a revised draft of the Strategic Collaboration Agreement, which AGC, IDEX and Latham discussed on December 14, 2010, including a field of exclusivity that included Microfluidics’ MRT technology in the category of equipment that Microfluidics was required to sell exclusively to Celgene for use in the Field, a term of ten years from the time the Purchaser accepts for payment the Shares tendered in the Offer, an obligation on the part of Microfluidics to engage in collaborative development with Celgene, and up to $500,000 in potential payments by Celgene to Microfluidics to compensate Microfluidics for future profits that could be lost as a result of the operation of the exclusivity provisions in the Strategic Collaboration Agreement. Celgene also provided verbal commentary to the Agreement Concerning Debenture.
          From December 21, 2010 through January 4, 2011, Celgene and Microfluidics negotiated changes to the Strategic Collaboration Agreement, ultimately reaching tentative agreement on a revised draft of the Strategic Collaboration Agreement that (i) reflected a field of exclusivity that excluded Microfluidics’ MRT technology from the category of equipment that Microfluidics was required to sell exclusively to Celgene for use in the Field, but provided Celgene with the ability to expand the agreement to include that technology if Celgene determined that it could be used in the production of certain Celgene products, (ii) removed the provision providing for potential compensatory payments by Celgene to Microfluidics for future lost profits, and (iii) reintroduced arbitration as a mandatory dispute resolution procedure. The revised draft of the Strategic Collaboration Agreement also included the parties’ agreement to cooperate to explore the possibility of developing specialized equipment for Celgene and intellectual property relating thereto, and provided that to the extent Microfluidics and Celgene jointly contributed to the development of any new intellectual property for the use of fluid processors in the Field, that such intellectual property would be owned jointly by the parties. Celgene also agreed to reduce the purchase price of the Company Debenture by $1.5 million.
          On January 4, 2011, IDEX agreed in principle with the terms of the Agreement Concerning Debenture and the Strategic Collaboration Agreement negotiated by Celgene and Microfluidics, including the $1.5 million reduction in the purchase price for the Company Debenture in consideration of (i) the extension of the term of the Strategic Collaboration Agreement from November 14, 2011 (the expiration occurring if Abraxis no longer owned any shares of Microfluidics’ common stock on such date) to a term of ten years from the time the Purchaser accepts for payment the Shares tendered in the Offer and (ii) the other concessions, as described above.

     On January 5, 2011, following a discussion with a representative of AGC regarding Microfluidics’ expected financial performance for its quarter ended December 31, 2010 and the amount of transaction-related expenses already incurred by Microfluidics, IDEX agreed to increase Microfluidics’ expense cap set forth in the Merger Agreement from $2.5 million to $2.75 million, thereby reducing the likelihood for a subsequent purchase price adjustment. However, IDEX maintained the reduced purchase price it was willing to pay the shareholders of Microfluidics of $1.35 per Share, which implied an enterprise value of approximately $20 million.”
(3) Section 14 (“Conditions of the Offer”) of the Offer to Purchase is hereby amended by deleting the first paragraph of the section on page 55 of the Offer to Purchase and replacing it with the following:
     “Notwithstanding any other provisions of the Offer and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, pay for any validly tendered Shares, and may delay the acceptance for payment of or, subject to the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, the payment for, any validly tendered Shares if (in each case, as determined subject to the principles of contract interpretation and construction under Delaware law, which the parties elected to govern the interpretation and construction of the Merger Agreement):”
(4) Section 14 (“Conditions of the Offer”) of the Offer to Purchase is hereby amended by deleting the final paragraph of the section on page 57 of the Offer to Purchase and replacing it with the following:
     “The foregoing conditions are for the sole benefit of IDEX and the Purchaser, may be asserted by IDEX or the Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by IDEX or the Purchaser in whole or in part at any time at or prior to the Expiration Date and in their sole discretion, in each case subject to the provisions of the Merger Agreement. Any reference in the Offer to Purchase to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of IDEX and the Purchaser to extend, terminate, amend and/or modify the Offer as described in Section 1 — “Terms of the Offer.” The Purchaser will terminate the Offer only pursuant to the specified conditions described in this Offer to Purchase. Any extension, amendment or termination of the Offer will be followed promptly by public announcement consistent with the requirements of the SEC, as described in Section 1 — “Terms of the Offer.” The failure by IDEX or the Purchaser at any time at or prior to the Expiration Date to assert any of the foregoing conditions shall not be deemed a waiver of any such condition and each such condition may be asserted at any time at or prior to the Expiration Date.”
(5) Section 17 (“Legal Proceedings”) of the Offer to Purchase is hereby amended by deleting the second paragraph and replacing it with the following:

     “On January 20, 2011, Paul Shumsky, a purported stockholder of Microfluidics, filed a complaint (which, together with any amendments thereto, collectively constitutes the “Shumsky Complaint”) on behalf of himself and as a putative class action on behalf of Microfluidics’ public stockholders against Microfluidics and certain members of Microfluidics’ board of directors in the Superior Court of Middlesex County in the Commonwealth of Massachusetts. On February 1, 2011, Mr. Shumsky filed an amended complaint naming IDEX, the Purchaser, Microfluidics and all of the members of Microfluidics’ board of directors as defendants. The Shumsky Complaint alleges, among other things, that the members of Microfluidics’ board of directors violated their fiduciary duties by failing to maximize shareholder value when negotiating and entering into the Merger Agreement and that the Schedule 14D-9 Solicitation/Recommendation Statement filed by Microfluidics on January 25, 2011 contained inadequate disclosure in certain respects. The Shumsky Complaint also alleges that IDEX and the Purchaser aided and abetted those purported violations of fiduciary duties. The Shumsky Complaint does not state how many Shares are purportedly held by Mr. Shumsky. The Shumsky Complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action, an order enjoining the transactions contemplated by the Merger Agreement, a rescission of the Merger Agreement, an award of damages to the plaintiff and other members of the class, and an award of the plaintiff’s costs, including attorneys’ and experts’ fees. IDEX and the Purchaser believe that the Shumsky Complaint is wholly without merit and intends to defend the case vigorously. On February 3, 2011, the Massachusetts Superior Court (Middlesex County) granted the defendant’s motion to stay the proceedings in this matter pending resolution of the Daly Complaint. The foregoing summary of the Shumsky Complaint does not purport to be complete and is qualified in its entirety by reference to the Shumsky Complaint, which has been filed with the SEC as an exhibit to the Schedule TO.”

Item 12. Exhibits
     Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(L)	Amended Complaint filed in the Massachusetts Superior Court for Middlesex County, captioned Paul Shumsky v. Microfluidics International Corporation; IDEX Corporation; Nano Merger Sub, Inc.; George Uveges; Eric G. Walters; Henry Kay; Leo Pierre Roy; Michael C. Ferrara; and Stephen J. Robinson, C.A. No. 11-0186, dated February 1, 2011 (incorporated by reference to Exhibit (a)(1)(O) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Microfluidics with the SEC on February 8, 2011).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NANO MERGER SUB, INC.
By:	/s/ Frank J. Notaro
	Name:	Frank J. Notaro
	Title:	President

IDEX CORPORATION
By:	/s/ Frank J. Notaro
	Name:	Frank J. Notaro
	Title:	Vice President, General Counsel and Secretary

Date: February 16, 2011

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of January 25, 2011.*+

(a)(1)(B)	Letter of Transmittal.*+

(a)(1)(C)	Notice of Guaranteed Delivery.*+

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Joint Press Release issued by IDEX and Microfluidics on January 11, 2011 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by IDEX with the SEC on January 11, 2011).

(a)(1)(G)	Summary Advertisement published on January 25, 2011.*

(a)(1)(H)	Press Release issued by IDEX on January 25, 2011.*

(a)(1)(I)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation, and Nano Merger Sub, Inc., C.A. No. 6126 (incorporated by reference to Exhibit (a)(1)(L) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

(a)(1)(J)	Amended Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation, and Nano Merger Sub, Inc., C.A. No. 6126-VCS.**

(a)(1)(K)	Complaint filed in the Superior Court of Middlesex County in the Commonwealth of Massachusetts, captioned Paul Shumsky v. Microfluidics International Corporation, Michael Ferrara, George Uveges, Leo Roy, Eric Walters and Henry Kay, C.A. No. 11-0186 (incorporated by reference to Exhibit (a)(1)(M) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

(a)(1)(L)	Amended Complaint filed in the Massachusetts Superior Court for Middlesex County, captioned Paul Shumsky v. Microfluidics International Corporation; IDEX Corporation; Nano Merger Sub, Inc.; George Uveges; Eric G. Walters; Henry Kay; Leo Pierre Roy; Michael C. Ferrara; and Stephen J. Robinson, C.A. No. 11-0186, dated February 1, 2011 (incorporated by reference to Exhibit (a)(1)(O) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Microfluidics with the SEC on February 8, 2011).

(d)(1)	Agreement and Plan of Merger, dated as of January 10, 2011, among IDEX, the Purchaser and Microfluidics (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).

(d)(2)	Form of Tender and Support Agreement, dated as of January 10, 2011, among IDEX, the Purchaser, and each of Irwin J. Gruverman, Michael C. Ferrara, Peter F. Byczko, William J. Conroy, George Uveges, Leo Pierre Roy, Eric G. Walters, Henry Kay and Stephen J. Robinson (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).

(d)(3)	Tender and Support Agreement, dated as of January 12, 2011, among IDEX, the Purchaser and Marjorie Gruverman (incorporated by reference to Exhibit (e)(19) to the Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

(d)(4)	Confidentiality Agreement, dated as of November 24, 2009, by and between Microfluidics and IDEX.*

(d)(5)	Exclusivity Agreement, dated as of July 23, 2010, by and between Microfluidics and IDEX.*

(d)(6)	Agreement Concerning Debenture, dated as of January 10, 2011, among IDEX, the Purchaser, Global Strategic Partners, LLC, Abraxis BioScience, LLC and American Stock Transfer and Trust Company, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).

*	Previously filed as exhibits to this Schedule TO on January 25, 2011

**	Previously filed as exhibit to this Schedule TO on January 28, 2011

+	Included in mailing to stockholders commenced as of January 25, 2011